VP 3-10-04

Act 3/9/2004 **

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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04004674

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48797

SEC MAIL PROCESSING RECEIVED FEB 26 2004 WASH. D.C. 155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HUNTER CAPITAL GROUP, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
136 HEBER AVENUE, SUITE 304
(No. and Street)

PARK CITY	**UT**	**84060**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SAEED ABTAHI **435-647-3835**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

60 East South Temple, STE800	**Salt Lake City**	**UT**	**84111**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Saeed Abtahi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Hunter Capital Group, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NOTARY PUBLIC
CINDY A. STOLTMAN
136 Heber Ave., Ste. 304
P.O. Box 682500
Park City, Utah 84060
Comm. Exp. Nov. 23, 2004
STATE OF UTAH

Signature

President

Title

Cindy A. Stoltman

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of ~~Income (Loss)~~. OPERATIONS
- X (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

Hunter Capital Group, L.L.C.
For the Year Ended December 31, 2003
with Report and Supplementary Report of Independent Auditors

Hunter Capital Group, L.L.C.

Financial Statements and Supplemental Information

Year Ended December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 800
60 East South Temple
Salt Lake City, Utah 84111

Phone: (801) 350-3300
Fax: (801) 350-3456
www.ey.com

Report of Independent Auditors

To the Members of
Hunter Capital Group, L.L.C.

We have audited the accompanying statement of financial condition of Hunter Capital Group, L.L.C. (the Company) as of December 31, 2003, and the related statements of operations and members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 and 3, the financial statements include investment securities valued at an estimated fair value of $142,103 (22.98% of members' capital) as of December 31, 2003. These values have been estimated by management in the absence of readily ascertainable market values. However, because of inherent uncertainty of valuation, management's estimate of values may differ significantly from the values that would have been used had a ready market value existed for the securities and the difference could be material.

In our opinion, except for the effects on the financial statements of the valuation of investment securities determined by management, as described in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Hunter Capital Group, L.L.C. at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Salt Lake City, Utah
January 22, 2004

Hunter Capital Group, L.L.C.

Statement of Financial Condition

December 31, 2003

Assets	
Cash	$ 497,053
Accounts receivable	8,809
Amounts due from related parties, net of allowance of $10,600	16,532
Other receivable	15,000
Investments at estimated fair value	142,103
Investments in affiliate entity at estimated fair value	8,437
Prepaid expenses and other assets	16,828
Property and equipment, net	33,395
Total assets	$ 738,157
Liabilities and members' capital	
Liabilities:	
Accounts payable and accrued liabilities	$ 25,438
Accrued payroll and bonus liabilities	90,641
Capital lease	3,638
Total liabilities	119,717
Members' capital	618,440
Total liabilities and members' capital	$ 738,157

See accompanying notes.

Hunter Capital Group, L.L.C.

Statement of Operations and Members' Capital

Year ended December 31, 2003

Revenues	
Management fee revenue	$ 482,433
Advisory services revenue	100,000
Interest income	22,745
Other income	5,000
Total revenues	610,178
Expenses	
Investment loss, net	76,522
Compensation and benefits	850,873
Regulatory fees and expenses	18,540
Other	456,852
Total expenses	1,402,787
Net loss	(792,609)
Members' capital, beginning of the year	1,011,049
Contributions	400,000
Members' capital, end of the year	$ 618,440

See accompanying notes.

Hunter Capital Group, L.L.C.

Statement of Cash Flows

Year Ended December 31, 2003

Cash flows from operating activities	
Net loss	$ (792,609)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	20,156
Allowance for doubtful accounts	35,153
Loss on disposal of fixed assets	8,428
Impairment of investments	95,458
Changes in assets and liabilities:	
(Increase) decrease in operating assets:	
Receivables	(12,400)
Interest receivable	19,485
Amounts due from related parties	3,055
Prepaid expenses and other assets	27,735
Increase (decrease) in operating liabilities:	
Accounts payable and accrued liabilities	(21,063)
Accrued bonuses	78,989
Net cash used in operating activities	(537,613)
Cash flows from investing activities	
Purchase of property and equipment	(12,385)
Proceeds from sale of property and equipment	35,150
Proceeds from notes receivable	109,883
Principal payments on capital leases	(1,362)
Investment in affiliate	(7,645)
Net cash provided by investing activities	123,641
Cash flows from financing activities	
Members' capital contributions	400,000
Net cash provided by financing activities	400,000
Net decrease in cash and cash equivalents	(13,972)
Cash and cash equivalents, beginning of year	511,025
Cash and cash equivalents, end of year	$497,053
Non-cash transactions:	
Note receivable issued in connection with sale of property and equipment	$15,000
Property and equipment acquired under capital lease	5,000

See accompanying notes.

1. Organization and Nature of Business

Hunter Capital Group, L.L.C. (the "Company" or "Hunter Capital") was formed as a Delaware limited liability company on September 15, 1995. The Company is an investment bank that provides private placement, restructuring and other advisory services primarily for middle-market companies. The Company became registered as a securities broker under the Securities Exchange Act of 1934 on February 15, 1996 and is a member of the National Association of Securities Dealers, Inc. In addition, the Company also served as the investment manager for Prospector Equity Capital, L.P. ("PEC"), an affiliated private equity fund of the Company. The members of the Company are AmericaWest Holding, Inc. ("AWH") and East West Holdings, L.L.C. ("EWH"), an entity owned by an officer and director of the Company.

As of December 31, 2003, AWH has contributed 100 percent of the capital of the Company. In addition, EWH has a commitment, under certain circumstances, to contribute an amount equal to 30 percent of total contributions made to the Company. As of December 31, 2003, total cash contributions made by AWH and EWH were $6,377,417 and $0, respectively.

The cumulative net losses from the inception of the Company through December 31, 2003 have been allocated to AWH and losses will continue to be allocated to AWH until EWH makes a capital contribution. Any net income will be allocated to AWH until such times as AWH has recovered all cumulative losses previously allocated. In addition, AWH earns an amount equal to eight percent of its contributed capital (the "Preferred Return") each year until EWH makes its committed capital contributions. The Preferred Return is payable to AWH from available operating cash flows, as defined, prior to EWH receiving any distributions. After AWH has been allocated the amounts previously described, profits and losses are allocated 70 percent to AWH and 30 percent to EWH.

As of December 31, 2003, the total preferred return accrued and unpaid was $1,179,681.

The Company is required to be dissolved on July 5, 2049, unless the Company is dissolved earlier in accordance with the limited liability company agreement.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents consists of balances on hand, amounts due from banks, money market funds and cash equivalent short-term investments. Cash equivalents have original maturities of 90 days or less. There are no withdrawal restrictions on cash and cash equivalents.

Accounts Receivable

Accounts receivable consists primarily of reimbursable expenses incurred by the Company on behalf of its clients and fees on completed transactions.

Allowance for Doubtful Accounts

The Company provides an allowance for losses on accounts receivable and amounts due from related parties based on a review of the current status of existing receivable and historical collection experience. Receivables and amounts due are charged to the allowance accounts when accounts are deemed uncollectible. As of December 31, 2003, the Company has provided an allowance for losses on amounts due from related parties of $10,600.

Investment Securities

Investment securities include non-marketable equity securities (including preferred stock, common stock and warrants) and notes receivable. These securities are not registered for public sale and carry restrictions on sale and are reported at estimated fair value as determined by management. Factors considered by management in valuing non-marketable securities include the type of investment, purchase cost, marketability, restrictions on disposition, subsequent purchases of the same or similar investments by other investors, and the current financial position and operating results of the investee entities. Currently, a note receivable held by the Company is past due in accordance with contractual terms and therefore has been determined to be a non-performing loan. As such, the Company has ceased to accrue interest in relation to this note and has re-evaluated the estimated fair value of the investment. Interest income is not recorded until payments are received. Payments received on the note are first applied to interest and then to principal. During 2003, payments totaling $10,000 were received and recorded primarily as a reduction of interest amounts accrued in the prior year, with the remaining amount being recorded as interest income.

Because of the inherent uncertainty of valuation, management's estimate of values may differ significantly from the values that would have been used had a ready market existed for the securities and the differences could be material.

2. Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method based on estimated useful lives of seven years for furniture and fixtures and lives ranging from three to seven years for equipment. Upon retirement of disposition of property and equipment, the cost and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statement of operations. Expenditures for repairs and maintenance that do not significantly increase the life of the asset are charged to expense as incurred.

Property and equipment consists of the following at December 31, 2003:

Equipment	$ 81,161
Furniture and fixtures	53,481
	134,642
Accumulated depreciation	(101,247)
	$ 33,395

Revenue Recognition

Revenue from investment and advisory services is recognized when all significant items relating to the services have been completed and the amount of the investment and advisory services revenue has been determined and is collectible. This is generally at the point when the related private placement becomes effective. The Company may receive its fee in various forms other than cash, such as securities or other assets. When assets other than cash are received for investment and advisory services, the Company records such revenue at the estimated fair value of the non-cash assets received at the time the services are provided. Revenue from advisory services is recognized as the services are performed. Advisory services revenue earned during the year was $100,000.

The Company earns management fee revenue from PEC for providing investment management services. Such revenue earned during the year was $482,433.

Interest income is recognized when earned.

2. Significant Accounting Policies (continued)

Income Taxes

Under the income tax provisions applicable to limited liability companies, the Company's taxable earnings or losses are reported in the individual members' income tax returns. Accordingly, no provision has been made for federal or state income taxes in the accompanying financial statements.

Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market or estimated fair value or are carried at amounts that approximate current fair value because of their short-term nature. Estimates are made at a specific point in time, based on relevant market information about the financial instruments.

3. Investment Securities

At December 31, 2003, the Company's investment securities, at estimated fair value, consisted of the following:

Non-marketable equity securities	$ 6,475
Note receivable	135,628
	$142,103

As of December 31, 2003, notes receivable investment securities were valued at face value less the reserve for doubtful accounts, and consist of the following:

Secured note receivable, interest at 14% per year	$180,837
Reserve for doubtful accounts	(45,209)
	$135,628

4. Commitments and Contingencies

Leases

The Company leases certain equipment under a lease classified as a capital lease. The Company also leases office space under non-cancelable operating leases. Total rent expense including common area maintenance expenses for the year ended December 31, 2003 was $151,998. Future minimum payments under capital leases and noncancelable operating leases consisted of the following at December 31, 2003:

Year Ending December 31	Capital Leases	Operating Leases
2004	$ 1,956	$ 58,380
2005	1,956	–
2006	163	–
Thereafter	–	–
Total minimum lease payments	4,075	$ 58,380
Amount representing interest	437	
Present value of net minimum lease payments	$ 3,638	

Legal and Regulatory Matters

As is the case with many firms in the securities industry, the Company may become a defendant or codefendant in civil actions and arbitrations in the normal course of the Company's business. The Company also may become involved in proceedings with and investigations by governmental agencies and self-regulatory organizations. The Company, after consultation with legal counsel, does not believe that it is currently a party to any threatened, pending or other legal or regulatory matters.

5. Related-Party Transactions

The Company has a note receivable outstanding with a former employee of the Company. The receivable has an interest rate of 7% per annum and was due on June 30, 2003. Based on the past due status of the receivable in accordance with contractual terms, it has been determined to be non-performing. As such, the Company has ceased to accrue interest in relation to this receivable and has posted a valuation allowance against the receivable. Interest income is not recorded until payments are received. Payments received are first applied to interest and then to principal. At December 31, 2003, the net balance of the receivable was $11,000.

5. Related-Party Transactions (continued)

At December 31, 2003, the Company maintained receivables from employees totaling $5,532.

A management fee of $482,433 was received in cash under an agreement for management services performed for Prospector Equity Capital, L.P., for the year ended December 31, 2003.

During 2002, the Company made a capital commitment to HunterPEC, L.L.C., a member of the General Partner of Prospector Equity Capital, L.P., in the amount of $81,081, of which $8,437 was contributed as of December 31, 2003.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to be no less than 6-2/3 percent of aggregate indebtedness. As of December 31, 2003, the minimum net capital required to be maintained was $7,981. As of December 31, 2003, aggregate indebtedness was $119,717, and the net capital was $367,395. The Company's net capital at December 31, 2003, exceeded minimum net capital requirements by $359,414. The Company's ratio of aggregate indebtedness to net capital was 33 percent at December 31, 2003.

7. Subsequent Event

The Company received $250,000 in cash from AWH as additional of contributed capital on January 22, 2004, bringing the total cash contributions made by AWH to $6,627,417.

Supplemental Information

Hunter Capital Group, L.L.C.

Schedule I
Computation of Net Capital Under Rule 15c3-1

December 31, 2003

Net capital	
Total members' equity	$ 618,440
Less: nonallowable assets	
Accounts receivable	8,809
Amounts due from related parties, net of allowance of $10,600	16,532
Other receivable	15,000
Investments at estimated fair value	142,103
Investments in affiliate entity at estimated fair value	8,437
Prepaid expenses and other assets	16,828
Property and equipment, net	33,395
Net capital before haircuts on cash position	377,336
Less haircuts on cash position	(9,941)
Net capital	$ 367,395
Aggregate indebtedness	
Accounts payable and accrued liabilities	$ 25,438
Accrued payroll and bonus liabilities	90,641
Capital lease	3,638
Total aggregate indebtedness	$ 119,717
Computation of alternative net capital requirement	
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 7,981
Excess net capital	$ 359,414
Excess net capital at 1,000 percent (net capital, less 10% of aggregate indebtedness)	$ 355,423
Percentage of aggregate indebtedness to net capital	33%

Note: The computation of net capital under SEC Rule 15c3-1 as of December 31, 2003, computed by Hunter Capital Group, L.L.C. in its unaudited Form X-17a-5a, Part IIA, as filed with the National Association of Securities Dealers, Inc. on February 28, 2004, does not differ materially from the above computation, which is based on information derived from audited financial statements.

Hunter Capital Group, L.L.C.

Schedule II
Statement Regarding Rule 15c3-3

December 31, 2003

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(3) of the Rule by order of the Securities and Exchange Commission.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
Suite 800
60 East South Temple
Salt Lake City, Utah 84111

Phone: (801) 350-3300
Fax: (801) 350-3456
www.ey.com

Report of Independent Auditors on Internal Control

To the Members'
Hunter Capital Group, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Hunter Capital Group, L.L.C. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, with the exception of the matter described below, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives. We noted the following matter involving the adequacy of the Company's practices and procedures in complying with the objectives in rule 17a-5(g) in making the periodic computations of net capital under rule 17a-3(a)(11). As of March 31, 2003, June 30, 2003, and September 30, 2003, the Company incorrectly excluded from nonallowable assets, accounts receivable, net amounts due from related parties, accrued interest, and prepaid expenses and other assets from the Statement of Financial Condition. Subsequent to year-end, the Company appropriately notified the NASD of the matter described above, and were advised that they did not need to re-file their quarterly reports as the amounts did not exceed 10% of capital.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salt Lake City, Utah
January 22, 2004